EXHIBIT 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them.

Date: January 22, 2025

Electrum Silver US LLC

By: Electrum Strategic Management LLC, its Manager

By: /s/ Andrew M. Shapiro
      Name: Andrew M. Shapiro
      Title: Managing Director

Date: January 22, 2025

Electrum Strategic Management LLC

By: /s/ Andrew M. Shapiro
      Name: Andrew M. Shapiro
      Title: Managing Director

Date: January 22, 2025

Electrum Global Holdings L.P.

By: TEG Global GP Ltd., its general partner

By: /s/ Andrew M. Shapiro
      Name: Andrew M. Shapiro
      Title: Director

Date: January 22, 2025

TEG Global GP Ltd.

By: /s/ Andrew M. Shapiro
      Name: Andrew M. Shapiro
      Title: Director

Date: January 22, 2025

The Electrum Group LLC

By: /s/ Michael H. Williams
      Name: Michael H. Williams
      Title: Senior Managing Director

Date: January 22, 2025

Electrum Silver US II LLC

By: Electrum Strategic Management LLC, its Manager

By: /s/ Andrew M. Shapiro
      Name: Andrew M. Shapiro
      Title: Managing Director

Date: January 22, 2025

Electrum Strategic Opportunities Fund II L.P.

By: Electrum Strategic Opportunities Fund II GP L.P., its general partner

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
      Name: Michael H. Williams
      Title: Director

Date: January 22, 2025

Electrum Strategic Opportunities Fund II GP L.P.

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
      Name: Michael H. Williams
      Title: Director

Date: January 22, 2025

ESOF II GP Ltd.

By: /s/ Michael H. Williams
      Name: Michael H. Williams
      Title: Director